Exhibit 4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F of our reports dated November 28, 2016 on the consolidated financial statements of Shaw Communications Inc. as at August 31, 2016 and 2015 and for the two years ended August 31, 2016, and the effectiveness of internal control over financial reporting as of August 31, 2016 of Shaw Communications Inc. filed with the Securities and Exchange Commission.

Calgary, Canada
November 28, 2016	Chartered Professional Accountants